

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 3, 2009

Mr. Gilmar Roberto Pereira Camurra
Chief Financial Officer
Telecomunicações de São Paulo S.A. - TELESP
Rua Martiniano de Carvalho, 851
01321-001 Sao Paulo, SP, Brasil

Re: Telecomunicações de São Paulo S.A. - TELESP
Form 20-F for Fiscal Year Ended December 31, 2008
Filed April 13, 2009
File No. 1-14475

Dear Mr. Camurra:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Note 11. Investments, page F-27

1. Tell us your basis in US GAAP for accounting for each of the following investments in affiliates under the equity method: GTR Participacoes e Empreendimentos S.A., Lemontree Participacoes S.A., Comercial Cabo TV

Sao Paulo S.A., TVA Sul Parana S.A. In this regard, we note your statement at page F-76 that you have analyzed your participation in these entities and the transaction was considered not material under the scope of FIN 46 as of December 31, 2008. Please clarify this statement.

Note 36. Summary of the differences between Brazillian GAAP and Accounting Principles Generally Accepted in United States of America, page F-62

m. Valuation of Long-Lived Assets and Goodwill, page F-68

2. We note your disclosure of your goodwill impairment testing policy under US GAAP, in which you state that you test goodwill based on cash generating units. SFAS 142 requires that goodwill be tested at the reporting unit level. Please tell us how you have identified your reporting units and confirm whether you have tested goodwill at this level for US GAAP purposes. If so, please revise your disclosure in future filings to refer to your identification of reporting units rather than cash generating units.

s. Derivative instruments, page F-74

3. We note that you changed your accounting policy for derivatives under Brazilian GAAP as of January 1, 2008. You state that the U.S. GAAP adjustment for the year ended December 31, 2008 reflects differences in the designation of some derivative contracts as fair value hedges under Brazilian GAAP and U.S. GAAP. Tell us and disclose in future filings the nature of these differences in accounting policy.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director